Exhibit 12
E. I. DU PONT DE NEMOURS AND COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001
Income before cumulative effect of changes in accounting principles	$2,277	$2,053	$1,780	$1,002	$1,841	$4,328	(a)
Provision for (benefit from) income taxes	662	1,468	(329)	(930)	185	2,467
Minority interests in earnings (losses) of consolidated subsidiaries	2	37	(9)	71	98	49
Adjustment for companies accounted for by the equity method	90	215	99	360	45	93
Capitalized interest	(26)	(23)	(17)	(29)	(45)	(62)
Amortization of capitalized interest	25	33	365 (b)	119 (b)	59	61

	3,030	3,783	1,889	593	2,183	6,936

Fixed charges:
Interest and debt expense	347	518	362	347	359	590
Capitalized interest	26	23	17	29	45	62
Rental expense representative of interest factor	66	88	91	90	82	78

	439	629	470	466	486	730

Total adjusted earnings available for payment of fixed charges	$3,469	$4,412	$2,359	$1,059	$2,669	$7,666

Number of times fixed charges earned	7.9	7.0	5.0	2.3	5.5	10.5

(a)	Includes $3,866 after-tax gain on the sale of DuPont Pharmaceuticals to Bristol-Myers Squibb.

(b)	Includes write-off of capitalized interest associated with exiting certain businesses.